Nasdaq Regulation



William Slattery, CFA
Vice President
Listing Qualifications

October 16, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 15, 2020 The Nasdaq Stock Market (the "Exchange") received from Bridgetown Holdings Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A Ordinary Share and one-third of one Redeemable Warrant
Class A Ordinary Shares, par value $0.0001 per share
Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery